                                October 11, 2005

                                VIA FAX AND EDGAR

Mr. Yong Choi
Division of Corporate Finance
U.S. Securities & Exchange
Commission Washington, D.C. 20549

Re:  U.S.Microbics, Inc.
File No.   0-14213
Form 10-KSB for fiscal year ended September 30, 2005
Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

Dear Mr. Choi:

This will acknowledge receipt of your letter of comment dated September 22, 2005, with regard to the above referenced filings. Our responses, which follow your comments, are in italics.

FORM 10-KSB FOR THE FISCAL YEAR ENDED SEPTEMBER 20, 2004
--------------------------------------------------------

COMMENT
-------

1. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT NUMBER TWO FROM THE LETTER DATED AUGUST 8, 2005. WE UNDERSTAND YOU HAVE APPLIED SAB TOPIC 5-A IN ACCOUNTING FOR SHARES ISSUED TO FUSION RELATING TO FUTURE EQUITY OFFERINGS. WE BELIEVE THAT THE LIKELIHOOD OF EQUITY OFFERING MUST BE PROBABLE IN ORDER FOR SPECIFIC INCREMENTAL COSTS DIRECTLY ATTRIBUTABLE TO THE OFFERING TO BE DEFERRED. ACCORDING TO SECTIONS SIX AND SEVEN OF THE COMMON STOCK PURCHASE AGREEMENT DATED AS OF JUNE 10, 2004, THERE ARE SEVERAL OBLIGATIONS TO BOTH PARTIES TO COMMENCE SALE AND PURCHASE OF COMMON STOCK. PLEASE TELL US THE PROGRESS MADE ON EACH OBLIGATION AND YOUR BASIS OF CONCLUDING THE LIKELIHOOD OF THE EQUITY OFFERING IS PROBABLE IN LIGHT OF SUCH OBLIGATIONS.

RESPONSE:

         WE HAVE REVIEWED SECTIONS SIX AND SEVEN OF THE ABOVE REFERENCED COMMON STOCK PURCHASE AGREEMENT. IN THIS REGARD WE ENCLOSE AND MAKE PART OF THIS RESPONSE A WAIVER REDUCING THE REQUIRED SHARES TO BE REGISTERED TO FUSION FROM 12,000,000 TO 9,800,000 SHARES. WITH THIS WAIVER, WE BELIEVE ALL OBLIGATIONS SPECIFIED IN SECTIONS SIX AND SEVEN HAVE BEEN MEET.

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         FURTHER MORE, THE COMPANY HAS SOLD ITS COMMON STOCK UNDER THE FUSION
EQUITY OFFERING . OUR FIRST SALE OF STOCK OCCURRED ON DECEMBER 8, 2004, WHERE WE SOLD FUSION 64,655 SHARES OF COMMON STOCK AT $0.232 PER SHARE FOR A TOTAL SALES PROCEEDS OF $15,000.00.

         IN ADDITION, WE ARE IN THE PROCESS OF FILING OUR FIRST POST EFFECTIVE AMENDMENT SO THAT WE MAY CONTINUE TO USE THE EQUITY LINE. WE ANTICIPATE FILING OF THE AMENDED REGISTRATION STATEMENT WILL BE WITHIN THE NEXT 5 DAYS.

         ACCORDINGLY, BASED UPON THE PLACEMENT OF THE SHARES OF COMMON STOCK IN DECEMBER 2004 AND OUR PLANS TO FILE A POST EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT, THE COMPANY BELIEVES THERE IS SUFFICIENT EVIDENCE TO CONCLUDE THE LIKELIHOOD OF THE EQUITY OFFERING WILL BE PROBABLE AND THEREFORE APPROPRIATE TO DEFER THE OFFERING COSTS PURSUANT TO SAB TOPIC 5-A


The Company acknowledges that:
         The Company is responsible for the adequacy and accuracy of the disclosure in the filing:

         Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

         The Company may not assert staff comments as a defense in any proceedings initiated by the commission or any person under the federal securities laws of the United States.

         This response letter has been reviewed by our auditors.

         We thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact me at
(760) 918-1860 x111.


Yours truly,


U.S. Microbics, Inc.


/S/ Conrad Nagel
-----------------------------
Conrad Nagel
Chief Financial Officer

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[FUSION CAPITAL PARTNERS, LLC LOGO]
                                           211 Merchandise Mart Plaza, Suite 112
                                                         Chicago, lllinois 60651
                                                             Phone: 312-564-5544
                                                         Facsimile: 312-444-5644




        August 5, 2004

        Sub Surface Waste Management of Delaware, Inc.
        6451 E1 Camino Real, Suite C
        Carlsbad, CA 92009-2802
        Attn. Bruce Beattie

        Re:       Waiver/Common Stock Purchase Agreement
                  --------------------------------------

        Dear Mr. Beattie:

                 Reference is made to that Common Stock Purchase Agreement, dated as of June 10, 2004, by and between Sub Surface Waste Management of Delaware, Inc., a Delaware corporation (the "Company"), and Fusion Capital Fund 11, LLC ("Fusion"), as amended on August 3, 2004 (the "Purchase Agreement"). Capitalized terms used, but not defined, herein shall have the meaning ascribed to them in the Purchase Agreement.

                 Pursuant to Section 7(1) of the Purchase Agreement, the Company is required file a registration statement covering the sale of at least 12,000,000 Purchase Shares. Fusion hereby waives Section 7(1) of the Purchase Agreement, provided that the Company files a registration statement covering the sale of at least 9,800,000 Purchase Shares.

                                                Very truly yours,

                                                FUSION CAPITAL FUND II, LLC
                                                BY: FUSION CAPITAL PARTNERS, LLC
                                                BY: SGM HOLDINGS CORP.


                                                By: /S/ Steven G. Martin
                                                    ----------------------------
                                                Name: Steven G. Martin
                                                Title: President